Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2023 and 2022
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2023 and December 31, 2022
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2023	December 31, 2022

ASSETS
Current assets
Cash and cash equivalents		$262,277	$279,735
Term deposits		—	35,000
Accounts receivable and other	5	123,510	91,113
Inventories	6	218,037	198,872
Assets held for sale	4	27,867	27,738
		631,691	632,458
Restricted cash		2,035	2,033
Deferred tax assets		14,507	14,507
Other assets		144,097	120,065
Property, plant and equipment		3,618,070	3,596,262
Goodwill		92,591	92,591
		$4,502,991	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$195,886	$191,705
Current portion of lease liabilities		4,552	4,777
Current portion of asset retirement obligations		5,277	3,980
Liabilities associated with assets held for sale	4	10,827	10,479
		216,542	210,941
Debt	7	493,420	494,414
Lease liabilities		11,664	12,164
Employee benefit plan obligations		9,868	8,910
Asset retirement obligations		110,664	105,893
Deferred income tax liabilities		417,158	424,726
		1,259,316	1,257,048
Equity
Share capital	11	3,242,668	3,241,644
Treasury stock		(20,414)	(20,454)
Contributed surplus		2,618,045	2,618,212
Accumulated other comprehensive loss		(20,858)	(42,284)
Deficit		(2,571,728)	(2,593,050)
Total equity attributable to shareholders of the Company		3,247,713	3,204,068
Attributable to non-controlling interests		(4,038)	(3,200)
		3,243,675	3,200,868
		$4,502,991	$4,457,916
Subsequent events (Note 7, Note 15)
Approved on behalf of the Board of Directors
(signed) John Webster    Director         (signed) George Burns    Director

Date of approval: April 27, 2023
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022

Revenue
Metal sales	8	$229,354	$194,672

Cost of sales
Production costs		109,932	104,556
Depreciation and amortization		61,669	51,598
		171,601	156,154

Earnings from mine operations		57,753	38,518

Exploration and evaluation expenses		5,836	4,986
Mine standby costs	9	3,504	11,688
General and administrative expenses		10,600	8,003
Employee benefit plan expense		1,513	1,841
Share-based payments expense	12	852	3,650
Write-down of assets		162	24,141
Foreign exchange loss (gain)		927	(1,332)
Earnings (loss) from operations		34,359	(14,459)

Other income	10	8,508	1,737
Finance costs	10	(8,793)	(2,101)
Earnings (loss) from continuing operations before income tax		34,074	(14,823)
Income tax expense		12,731	24,930
Net earnings (loss) from continuing operations		21,343	(39,753)
Net loss from discontinued operations, net of tax		(1,124)	(345,240)
Net earnings (loss) for the period		$20,219	$(384,993)

Net earnings (loss) attributable to:
Shareholders of the Company		21,322	(317,601)
Non-controlling interests		(1,103)	(67,392)
Net earnings (loss) for the period		$20,219	$(384,993)

Net earnings (loss) attributable to Shareholders of the Company:
Continuing operations		21,383	(39,710)
Discontinued operations		(61)	(277,891)
		$21,322	$(317,601)

Net loss attributable to Non-Controlling Interest:
Continuing operations		(40)	(43)
Discontinued operations		(1,063)	(67,349)
		$(1,103)	$(67,392)

Weighted average number of shares outstanding (thousands)
Basic	11	184,020	182,362
Diluted	11	184,872	182,362

Net earnings (loss) per share attributable to Shareholders of the Company:
Basic earnings (loss) per share		$0.12	$(1.74)
Diluted earnings (loss) per share		$0.12	$(1.74)

Net earnings (loss) per share attributable to shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.12	$(0.22)
Diluted earnings (loss) per share		$0.12	$(0.22)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2023	Three months ended March 31, 2022

Net earnings (loss) for the period	$20,219	$(384,993)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	23,442	2,049
Income tax expense on change in fair value of investments in marketable securities	(635)	—
Actuarial losses on employee benefit plans	(1,834)	(917)
Income tax recovery on actuarial losses on employee benefit plans	453	—
Total other comprehensive earnings for the period	21,426	1,132
Total comprehensive income (loss) for the period	$41,645	$(383,861)

Attributable to:
Shareholders of the Company	42,748	(316,469)
Non-controlling interests	(1,103)	(67,392)
	$41,645	$(383,861)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022

Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period from continuing operations		$21,343	$(39,753)
Adjustments for:
Depreciation and amortization		62,437	52,024
Finance costs		8,793	2,101
Interest income		(3,731)	(475)
Unrealized foreign exchange gain		(487)	(484)
Income tax expense		12,731	24,930
Loss (gain) on disposal of assets		85	(582)
Unrealized gain on derivative contracts	15	(625)	—
Write-down of assets		162	24,141
Share-based payments expense	12	852	3,650
Employee benefit plan expense		1,513	1,841
		103,073	67,393
Property reclamation payments		(912)	(312)
Employee benefit plan payments		(2,328)	(2,250)
Income taxes paid		(9,036)	(15,939)
Interest received		3,731	475
Changes in non-cash working capital	13	(53,549)	(14,077)
Net cash generated from operating activities of continuing operations		40,979	35,290
Net cash generated from (used in) operating activities of discontinued operations		316	(47)

Investing activities
Additions to property, plant and equipment		(72,271)	(51,996)
Proceeds from the sale of property, plant and equipment		—	1,076
Value added taxes related to mineral property expenditures, net		(3,061)	(11,133)
Purchase of marketable securities and investment in debt securities		(633)	—
Decrease (increase) in term deposits		35,000	(60,000)
Net cash used in investing activities of continuing operations		(40,965)	(122,053)

Financing activities
Issuance of common shares, net of issuance costs		434	13,118
Contributions from non-controlling interests		265	170
Interest paid		(16,814)	(16,888)
Principal portion of lease liabilities		(1,001)	(2,272)
Purchase of treasury stock		—	(13,969)
Net cash used in financing activities of continuing operations		(17,116)	(19,841)

Net decrease in cash and cash equivalents		(16,786)	(106,651)
Cash and cash equivalents - beginning of period		279,735	481,327
Cash in disposal group held for sale	4	(672)	—
Cash and cash equivalents - end of period		$262,277	$374,676

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022

Share capital
Balance beginning of period		$3,241,644	$3,225,326
Shares issued upon exercise of share options		717	3,872
Shares issued upon exercise of performance share units		—	2,256
Transfer of contributed surplus on exercise of options		307	1,563
Shares issued to the public, net of share issuance costs		—	7,648
Balance end of period	11	$3,242,668	$3,240,665

Treasury stock
Balance beginning of period		$(20,454)	$(10,289)
Purchase of treasury stock		—	(13,969)
Shares redeemed upon exercise of restricted share units		40	3,804
Balance end of period		$(20,414)	$(20,454)

Contributed surplus
Balance beginning of period		$2,618,212	$2,615,459
Share-based payments arrangements		180	2,300
Shares redeemed upon exercise of restricted share units		(40)	(3,804)
Shares redeemed upon exercise of performance share units		—	(2,256)
Transfer to share capital on exercise of options		(307)	(1,563)
Balance end of period		$2,618,045	$2,610,136

Accumulated other comprehensive loss
Balance beginning of period		$(42,284)	$(20,905)
Other comprehensive earnings for the period attributable to shareholders of the Company		21,426	1,132
Balance end of period		$(20,858)	$(19,773)

Deficit
Balance beginning of period		$(2,593,050)	$(2,239,226)
Net earnings (loss) attributable to shareholders of the Company		21,322	(317,601)
Balance end of period		$(2,571,728)	$(2,556,827)
Total equity attributable to shareholders of the Company		$3,247,713	$3,253,747

Non-controlling interests
Balance beginning of period		$(3,200)	$69,557
Loss attributable to non-controlling interests		(1,103)	(67,392)
Contributions from non-controlling interests		265	170
Balance end of period		$(4,038)	$2,335
Total equity		$3,243,675	$3,256,082
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, Greece, and Romania.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company’s head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 27, 2023.
(b) Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2022.

3. Significant accounting policies
Adoption of new accounting standards
A number of amendments to standards were effective for annual periods beginning on or after January 1, 2023, including amendments to IAS 1, IFRS Practice Statement 2, IAS 8 and IAS 12. There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Disposal group held for sale & discontinued operations
(a) Certej project
On October 26, 2022, the Company entered into a share purchase agreement to sell the Certej project, a non-core gold asset in the Romania segment. While the agreement expired on March 24, 2023, the Company is committed to continue its plan to sell the disposal group within the next twelve months.
As at March 31, 2023, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	March 31, 2023	December 31, 2022

Cash	$672	$356
Accounts receivable and other	1,133	1,150
Property, plant, and equipment	24,582	24,731
Inventories	1,480	1,501
Assets held for sale	$27,867	$27,738

Accounts payable and accrued liabilities	$(409)	$(168)
Asset retirement obligations	(10,418)	(10,311)
Liabilities associated with assets held for sale	$(10,827)	$(10,479)

During the year ended December 31, 2022, the Company recorded impairment of $394,723 ($374,684 net of deferred tax) on the Certej project. The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected cash consideration of a sale, less estimated costs of disposal.
The results from operations of the Romanian reporting segment include:

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022

(Expenses) income	$(1,124)	$147
Impairment of property and equipment	—	(365,426)
Loss from operations	(1,124)	(365,279)
Income tax recovery	—	(20,039)
Loss from discontinued operations, net of tax	$(1,124)	$(345,240)

Loss from discontinued operations attributable to non-controlling interest	$(1,063)	$(67,349)
Loss from discontinued operations attributable to shareholders of the Company	$(61)	$(277,891)

Basic and diluted loss per share attributable to shareholders of the Company	$—	$(1.52)

Net cash generated from operating activities of the Romanian reporting segment during the three months ended March 31, 2023 was $316. Net cash used in operating activities during the three months ended March 31, 2022 was $47.
(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
5. Accounts receivable and other

	March 31, 2023	December 31, 2022

Trade receivables	$56,024	$33,746
Value added tax and other taxes recoverable	24,143	19,679
Other receivables and advances	17,842	13,610
Prepaid expenses and deposits	24,605	23,940
Investment in marketable securities	153	138
Derivative assets	743	—
	$123,510	$91,113

6. Inventories

	March 31, 2023	December 31, 2022

Ore stockpiles	$12,029	$10,521
In-process inventory and finished goods	77,290	67,261
Materials and supplies	128,718	121,090
	$218,037	$198,872

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Debt

	March 31, 2023	December 31, 2022
Senior notes due 2029, net of unamortized transaction fees of $5,894 (2022 – $6,077) and initial redemption option of $4,042	$498,148	$498,090
Redemption option derivative asset	(4,728)	(3,676)
	$493,420	$494,414

Project Financing Facility
On April 5, 2023, the Company achieved financial close of the €680,400 project financing facility ("Term Facility") for the development of the Skouries project in Northern Greece. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes €200,000 of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility will also provide a €30,000 revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The Term Facility is non-recourse to Eldorado Gold Corporation and the collateral securing the Term Facility covers the Skouries project and the Hellas operating assets.
The remaining 20% of expected future funding for the Skouries project will be funded by the Company. In April 2023, the Company's equity commitment for the project was backstopped by a letter of credit in the amount of €190,000 under the Company's $250,000 amended and restated fourth senior secured credit facility (the "Fourth ARCA"), reducing the availability of the revolving credit facility by a corresponding amount.
The Term Facility includes the following components:
i.€480,400 commercial loan at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, with 70% of the variable rate exposure to be hedged through an interest rate swap for the term of the facility (Note 15(c)).
ii.€100,000 initial RRF loan at a fixed interest rate of 3.04% for the term of the facility.
iii.€100,000 additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
On April 11, 2023, the Company completed the first drawdown on the Term Facility totalling €32,250. In April 2023, in accordance with the requirements of the Term Facility, the Company additionally entered into a secured hedging program that covers gold and copper prices and U.S. dollar to Euro exchange rate arrangements (Note 15(b), (d)).
Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the three months ended March 31, 2023 is $1,052 (three months ended March 31, 2022 – $7,047), which is recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at March 31, 2023.
(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Debt (continued)
The fair market value of the senior notes as at March 31, 2023 is $464,900.
Senior Secured Credit Facility
On October 15, 2021, the Company executed the Fourth ARCA with an option to increase the available credit by $100 million through the accordion feature, and with a maturity date of October 15, 2025.
In April 2023, the €190,000 letter of credit backstopping the Company's equity commitment for the Skouries project reduced the availability of the Company's revolving credit facility by a corresponding amount. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.

8. Revenue
For the three months ended March 31, 2023, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$71,220	$73,199	$—	$144,419
Gold revenue - concentrate	36,731	—	24,570	61,301
Silver revenue - doré	834	441	—	1,275
Silver revenue - concentrate	929	—	8,306	9,235
Lead concentrate	—	—	6,970	6,970
Zinc concentrate	—	—	4,150	4,150
Revenue from contracts with customers	$109,714	$73,640	$43,996	$227,350
Gain on revaluation of derivatives in trade receivables - gold	3,010	—	331	3,341
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,337)	(1,337)
	$112,724	$73,640	$42,990	$229,354

For the three months ended March 31, 2022, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$55,868	$64,597	$—	$120,465
Gold revenue - concentrate	39,788	—	15,213	55,001
Silver revenue - doré	744	342	—	1,086
Silver revenue - concentrate	916	—	4,703	5,619
Lead concentrate	—	—	3,961	3,961
Zinc concentrate	—	—	6,874	6,874
Revenue from contracts with customers	$97,316	$64,939	$30,751	$193,006
Gain (loss) on revaluation of derivatives in trade receivables - gold	625	—	(289)	336
Gain on revaluation of derivatives in trade receivables - other metals	—	—	1,330	1,330
	$97,941	$64,939	$31,792	$194,672

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Mine standby costs

	Three months ended March 31, 2023	Three months ended March 31, 2022

Stratoni	$2,952	$9,449
Skouries	—	1,539
Other mine standby costs	552	700
	$3,504	$11,688

10. Other income and finance costs

(a) Other income	Three months ended March 31, 2023	Three months ended March 31, 2022

(Loss) gain on disposal of assets	$(85)	$582
Unrealized gain on derivative instruments (Note 15(a))	625	—
Interest and other income	7,968	1,155
	$8,508	$1,737

(b) Finance costs	Three months ended March 31, 2023	Three months ended March 31, 2022

Interest cost on senior notes due 2029	$7,870	$7,780
Other interest and financing costs	456	458
Gain on redemption option derivative (Note 7)	(1,052)	(7,047)
Interest expense on lease liability	444	415
Asset retirement obligation accretion	1,075	495
	$8,793	$2,101

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share capital and earnings (loss) per share
(a) Share capital

	2023		2022
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	184,800,571	$3,241,644	182,673,118	$3,225,326
Shares issued upon exercise of share options	87,163	717	758,778	3,872
Shares issued on redemption of performance share units	—	—	528,166	2,256
Estimated fair value of share options exercised transferred from contributed surplus	—	307	—	1,563
Flow-through and other shares issued, net of issuance costs and premium	—	—	831,466	7,648
Balance at March 31,	184,887,734	$3,242,668	184,791,528	$3,240,665

(b) Earnings (loss) per share
The weighted average number of common shares for the purposes of diluted earnings (loss) per share reconciles to the weighted average number of common shares used in the calculation of basic earnings (loss) per share as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Weighted average number of common shares used in the calculation of basic earnings (loss) per share	184,020,335	182,361,647
Dilutive impact of share options	557,184	—
Dilutive impact of restricted share units and restricted share units with performance criteria	291,964	—
Dilutive impact of performance share units	2,309	—
Weighted average number of common shares used in the calculation of diluted earnings (loss) per share	184,871,792	182,361,647

As at March 31, 2023, 2,387,247 options (March 31, 2022 – 2,912,684) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
As the three months ended March 31, 2022 was in a net loss position, 908,069 share options, 526,844 restricted stock units ("RSU's") and RSU's with performance criteria, and 167,121 performance share units ("PSU's") were anti-dilutive.

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Share-based payment arrangements
Share-based payments expense consists of:

	Three months ended March 31, 2023	Three months ended March 31, 2022

Share options	$490	$1,040
Restricted shares with no performance criteria	(33)	420
Restricted shares with performance criteria	(448)	499
Performance shares	171	341
Deferred units	672	1,350
	$852	$3,650

13. Supplementary cash flow information

	Three months ended March 31, 2023	Three months ended March 31, 2022
Changes in non-cash working capital:
Accounts receivable and other	$(38,365)	$16,936
Inventories	(14,390)	(10,682)
Accounts payable and accrued liabilities	(794)	(20,331)
	$(53,549)	$(14,077)

14. Commitments and contractual obligations
Significant changes to the Company’s commitments and contractual obligations as at March 31, 2023, include:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total

Purchase obligations and other commitments	$29,702	$2,698	$300	$—	$—	$—	$32,700

Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag and Skouries.

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
15. Derivative financial instruments
(a)Currency Derivative Instruments
The Company has entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. These derivatives are not designated as hedging instruments. Changes in the fair value of the currency derivative instruments are recorded in other income and expense.
As at March 31, 2023, the Company's outstanding currency derivative instruments were as follows:

	2023	2024
Canadian dollar zero-cost collars
Canadian dollar contracts	US$75,000	US$18,000
Weighted average put strike price (USD:CDN)	1.29	1.30
Weighted average call strike price (USD:CDN)	1.43	1.46

Euro zero-cost collars
Euro contracts	€56,700	—
Weighted average put strike price (EUR:USD)	1.11	—
Weighted average call strike price (EUR:USD)	0.98	—
The fair value of currency derivative instruments in an asset position was $743 at March 31, 2023 (December 31, 2022 – nil). The fair value of currency derivative instruments in a liability position was $118 at March 31, 2023 (December 31, 2022 – nil).
(b)Gold and Copper Forward Sales
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of U.S.$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of U.S.$8,525 per tonne and will be financially settled.
These derivatives will not be designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts will be recorded in other income and expense.
(c) Interest Rate Swap
In April 2023, in conjunction with the Term Facility, the Company entered into an interest rate swap covering 70% of the variable interest rate exposure, under the six-months EURIBOR index. The interest rate swap has a fixed rate of 3.11% and matures on December 31, 2032. The interest payment frequency is every six months.
The interest rate swap will not be designated as a hedging instrument. Changes in the fair value of the interest rate swap will be recorded in other income and expense.
(d) U.S. Dollar to Euro Exchange Rate Arrangements
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17,000 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11,350 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
These derivatives will not be designated as hedging instruments. Changes in the fair value of the exchange rate arrangements will be recorded in other income and expense.
(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets and liabilities measured at fair value as at March 31, 2023 and December 31, 2022 are as follows:

March 31, 2023	Level 1 (7)	Level 2	Level 3	Total

Marketable securities(1)	$77,736	$—	$—	$77,736
Investments in debt securities(2)	7,158	—	—	7,158
Settlement receivables(3)	—	55,835	—	55,835
Redemption option derivative asset(4)	—	4,728	—	4,728
Currency derivative instruments - assets(5)	—	743	—	743
Currency derivative instruments - liabilities(5)	—	(118)	—	(118)
Net financial assets (liabilities)	$84,894	$61,188	$—	$146,082

December 31, 2022	Level 1 (7)	Level 2	Level 3	Total

Marketable securities(1)	$54,706	$—	$—	$54,706
Investments in debt securities(2)	7,043	—	—	7,043
Settlement receivables(3)	—	33,393	—	33,393
Redemption option derivative asset(4)	—	3,676	—	3,676
Currency derivative instruments - assets(5)	—	—	—	—
Currency derivative instruments - liabilities (5)	—	—	—	—
Turkish Lira deposits(6)	—	35,000	—	35,000
Net financial assets (liabilities)	$61,749	$72,069	$—	$133,818

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period.
(4)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the senior notes and is classified as fair value through profit and loss (Note 7) with fair value based on models using observable interest rate inputs.
(5)Currency derivative instruments include Canadian dollar and Euro zero-cost collars classified as fair value through profit and loss (Note 15(a)) with fair value based on observable forward foreign exchange rates.
(6)Turkish Lira deposits protected from the weakening of the Turkish Lira against the U.S. dollar and measured at fair value through profit and loss using an observable foreign exchange rate.
(7)The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Financial instruments by category (continued)
There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2023 and 2022. For all other financial instruments, carrying amounts approximate fair value.

17. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at March 31, 2023 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 15(d)), reducing its exposure to foreign exchange risk.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 15(b)), reducing its exposure to fluctuations in future metal prices.
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility are at variable rates based on EURIBOR. In mid-April 2023, the Company completed the first drawdown on the Term Facility totalling €32,250. To reduce interest rate risk, the Company has entered into an interest rate swap covering 70% of the variable interest rate exposure related to the Term Facility (Note 15(c)).
Credit Risk
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Turkish Lira deposits held at a Turkish banking institution equivalent to $35,000 matured in February 2023, reducing the Company's exposure to credit risk.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
In April 2023, the €190,000 letter of credit backstopping the Company's equity commitment for the Skouries project reduced the availability of the Company's revolving credit facility by a corresponding amount. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
18. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2023, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kisladag and the Efemcukuru mines and exploration activities in Turkiye. The Canada reporting segment includes the Lamaque Triangle mine and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at March 31, 2023. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.
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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
18. Segment information (continued)

For the three months ended March 31, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$112,724	$73,640	$42,990	$—	$—	$229,354
Production costs	48,243	29,202	32,487	—	—	109,932
Depreciation and amortization	30,806	18,553	12,310	—	—	61,669
Earnings (loss) from mine operations	$33,675	$25,885	$(1,807)	$—	$—	$57,753

Other significant items of income and expense
Write-down of assets	$162	$—	$—	$—	$—	$162
Exploration and evaluation expenses	1,896	3,236	184	—	520	5,836
Mine standby costs	—	—	3,504	—	—	3,504
Income tax expense (recovery)	11,722	6,832	(5,188)	—	(635)	12,731
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(61)	—	(61)

Capital expenditure information
Additions to property, plant and equipment during the period **	$24,654	$20,427	$35,033	$—	$3,243	$83,357

Information about assets and liabilities
Property, plant and equipment	$821,831	$712,513	$2,068,897	$—	$14,829	$3,618,070
Goodwill	—	92,591	—	—	—	92,591
	$821,831	$805,104	$2,068,897	$—	$14,829	$3,710,661

Debt	$—	$—	$—	$—	$493,420	$493,420
* Discontinued Operations (Note 4).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
18. Segment information (continued)

For the three months ended March 31, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$97,941	$64,939	$31,792	$—	$—	$194,672
Production costs	47,054	27,212	30,290	—	—	104,556
Depreciation and amortization	24,336	16,106	11,156	—	—	51,598
Earnings (loss) from mine operations	$26,551	$21,621	$(9,654)	$—	$—	$38,518

Other significant items of income and expense
Write-down of assets	$24,111	$—	$30	$—	$—	$24,141
Exploration and evaluation expenses	689	3,651	162	—	484	4,986
Mine standby costs	—	—	11,688	—	—	11,688
Income tax expense (recovery)	11,932	8,724	4,677	—	(403)	24,930
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(277,891)	—	(277,891)

Capital expenditure information
Additions to property, plant and equipment during the period**	$27,212	$18,166	$14,729	$—	$629	$60,736
* Discontinued Operations (Note 4).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

For the year ended December 31, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$823,125	$711,178	$2,046,759	$—	$15,200	$3,596,262
Goodwill	—	92,591	—	—	—	92,591
	$823,125	$803,769	$2,046,759	$—	$15,200	$3,688,853

Debt	$—	$—	$—	$—	$494,414	$494,414
* Discontinued Operations (Note 4).
(14)